SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                  --------------------------------------------

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. )*

                                Hoenig Group Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                    434396107
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                                 (CUSIP Number)

                              P. Mats Goebels, Esq.
                        Investment Technology Group, Inc.
                               380 Madison Avenue
                            New York, New York 10017
                                 (212) 588-4000

                  Please send copies of all communications to:

                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                       Attention: Daniel J. Zubkoff, Esq.
                                 (212) 701-3000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 28, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 434396107
------------------- ------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Investment Technology Group, Inc.
     I.R.S. Employer Identification No. 95-2848406
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[ ]
     (b)[ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)

     OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                    7      SOLE VOTING POWER

    Number of              0
                    ------------------------------------------------------------
      Shares        8      SHARED VOTING POWER
Beneficially Owned
                           3,069,970 (including options to purchase 50,000
                           shares)
                    ------------------------------------------------------------
     by Each        9      SOLE DISPOSITIVE POWER
    Reporting
   Person With             0
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           3,069,970 (including options to purchase 50,000
                           shares)
------------------- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     3,069,970 (including options to purchase 50,000 shares)
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     [   ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.6%
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14   TYPE OF REPORTING PERSON (See Instructions)
     CO
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



Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hoenig Group Inc. ("Hoenig"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of Hoenig is 4 International Drive, Rye Brook, New York 10573.

Item 2.  Identity and Background.

     (a) This statement on Schedule 13D is being filed by Investment Technology Group, Inc. ("ITG"), a Delaware corporation. The name of each director and executive officer of ITG is set forth in Schedule I to this Schedule 13D.

     (b) The address of ITG is 380 Madison Avenue, New York, New York 10017. The address of each director and executive officer of ITG is set forth in Schedule I to this Schedule 13D.

     (c) ITG, through its subsidiaries, provides equity-trading services and transaction research to institutional investors and brokers. Set forth in
Schedule I to this Schedule 13D is the present principal occupation or employment of each director and executive officer of ITG and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the last five years, neither ITG nor, to ITG's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither ITG nor, to ITG's knowledge, any person named in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of ITG are citizens of the United States, except J. William Burdett, a director of ITG, who is an Australian citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     As described in the response to Item 4, the shares to which this statement on Schedule 13D relates have not been purchased by ITG. In connection with, and as a condition to, ITG entering into the Merger Agreement (as defined in the response to Item 4), certain stockholders of Hoenig beneficially owning approximately 38.6% of the outstanding shares have entered into the Voting Agreement (as defined in the response to Item 4) pursuant to which such stockholders have agreed to vote their shares in favor of adoption of the Merger Agreement and approval of the Merger (as defined in the response to Item 4), to grant to ITG an irrevocable proxy with respect to such shares and not to dispose of such shares, subject to certain exceptions.

Item 4.  Purpose of Transaction.

     On February 28, 2002, Hoenig, ITG and Indigo Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of ITG, entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that, subject to the satisfaction of the terms and conditions therein, Merger Sub will merge (the "Merger") with and into Hoenig. The separate existence of Merger Sub will cease upon consummation of the Merger. Hoenig will survive the Merger as a wholly owned subsidiary of ITG. The certificate of incorporation of Hoenig will be amended pursuant to the Merger Agreement and will be the certificate of incorporation of the surviving corporation. The bylaws of Merger Sub will be adopted as the bylaws of the surviving corporation. Following the Merger, the board of directors of Merger Sub, who were designated by ITG, will constitute the board of directors of Hoenig.

     Pursuant to the Merger Agreement, the stockholders of Hoenig will receive $12.32 in cash for each share of Hoenig common stock held by them, plus an amount in cash equal to their pro rata share of the net cash proceeds received by Hoenig from the pending sale of its asset management subsidiary, Axe-Houghton Associates, Inc. Hoenig employee stock options will be converted into ITG employee stock options unless the option holder exercises the option prior to closing or elects to cash out the option as part of the Merger. It is expected that the total cash merger consideration will be between $12.34 and $12.59 per share, and approximately $115 million in the aggregate.

     The Merger is subject to customary terms and conditions, including approvals from Hoenig's stockholders and regulatory authorities, as well as consummation of the recently announced sale by Hoenig of its asset management subsidiary Axe-Houghton Associates, Inc. The Merger is expected to close by the end of the 2002 second quarter.

     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

     In connection with the Merger Agreement and as an inducement to ITG's entering into the Merger Agreement, Alan B. Herzog, Executive Vice President, Chief Operating Officer and Treasurer of Hoenig; Max H. Levine, Executive Vice President of Hoenig; the Laura H. Hoenig Family Trust and the Laura H. Hoenig Grantor Retained Annuity Trust entered into a voting agreement with ITG (the "Voting Agreement"). Each of these stockholders have filed or intend to file an amendment to his or its Schedule 13D or Schedule 13G that reflects their entering into the Voting Agreement. The Voting Agreement covers 3,069,970 shares of Hoenig common stock (the "Shares"), including options to purchase 50,000 shares of Hoenig common stock, beneficially owned by these stockholders and any additional shares of Hoenig common stock acquired by these stockholders. The Shares represent approximately 38.6% of the outstanding shares of Hoenig common stock. Under the Voting Agreement, these stockholders agreed to vote the Shares in favor of adoption of the Merger Agreement and approval of the Merger, to grant to ITG an irrevocable proxy with respect to the Shares and not to dispose of the Shares, subject to certain exceptions.

     ITG did not pay any additional consideration to any stockholder who entered into the Voting Agreement in connection with the execution and delivery of the Voting Agreement or his or its irrevocable proxy. These stockholders retain the right to vote the Shares in their discretion with respect to matters other than those identified in the Voting Agreement. The description contained in this

Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

     The purpose of the Voting Agreement is to further the transactions contemplated under the Merger Agreement. The Voting Agreement may make it more difficult and expensive for Hoenig to consummate a business combination with a party other than ITG.

     Upon consummation of the Merger, Hoenig's common stock will cease to be quoted on the Nasdaq National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of Issuer.

     (a) and (b) 3,069,970 shares, representing approximately 38.6% of the outstanding common stock of Hoenig, are subject to the Voting Agreement and therefore may be deemed to be beneficially owned both by the respective stockholders of Hoenig who are party to the Voting Agreement and by ITG. The respective stockholders of Hoenig party to the Voting Agreement and ITG have shared power to vote or to direct the vote of the Shares with respect to the Merger Agreement and the Merger and certain related matters. The Voting Agreement provides, subject to certain exceptions, that the stockholders party thereto may not dispose of the Shares. Such stockholders and ITG therefore have shared power to dispose or direct the disposition of the Shares.

     To ITG's knowledge, no shares of Hoenig's common stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreement.

     (c) Other than the Merger Agreement and the Voting Agreement described in the response to Item 4 and the transactions contemplated thereby, there have been no transactions in Hoenig Common Stock by ITG, or, to the best knowledge of ITG, by any of the persons named in Schedule I to this Schedule 13D, during the past 60 days.

     (d) To the best knowledge of ITG, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares are held by the respective stockholders party to the Voting Agreement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Merger Agreement and Voting Agreement described in the response to Item 4 and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between ITG and any other person, or, to the best knowledge of ITG, among any of the persons named on Schedule I hereto and any other person, with respect to any securities of Hoenig.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of February 28, 2002, among ITG, Hoenig and Indigo (incorporated by reference to Exhibit 2.1 to ITG's Current Report on Form 8-K, filed March 4,
               2002).

Exhibit 2 Voting Agreement, dated as of February 28, 2002, between ITG and the stockholders of Hoenig named therein (incorporated by reference to Exhibit 2.2 to ITG's Current Report on Form 8-K, filed March 4, 2002).

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2002.


                                 INVESTMENT TECHNOLOGY GROUP, INC.



                                 By:    /s/ P. Mats Goebels
                                        ----------------------------------------
                                        Name:   P. Mats Goebels
                                        Title:  Managing Director, General
                                                Counsel and Secretary

                                   Schedule I

                EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF ITG

                                                     PRINCIPAL OCCUPATION
                                                              OR
               NAME                                       EMPLOYMENT

Raymond L. Killian, Jr.        President, Chief Executive Officer and Chairman
                               of the Board

Angelo Bulone                  Vice President and Controller

P. Mats Goebels                Managing Director, General Counsel and Secretary

Christopher J. Heckman         Managing Director

Anthony J. Huck                Managing Director

Ananth N. Madhavan             Managing Director

Howard C. Naphtali             Managing Director and Chief Financial Officer

Robert J. Russel               Managing Director

All individuals named in the above table are employed by ITG. The address of ITG's principal executive office is 380 Madison Avenue, New York, New York 10017.

                          NON-EMPLOYEE DIRECTORS OF ITG

                                       PRINCIPAL                                   BUSINESS
                                       OCCUPATION                                    NAME
                                           OR                                         AND
         NAME                          EMPLOYMENT                                   ADDRESS
         ----                          ----------                                   -------

Frank E. Baxter             Chairman Emeritus of the Board             Jefferies Group, Inc.
                                                                       11100 Santa Monica Boulevard
                                                                       Los Angeles, California 90025

J. William Burdett                                                     c/o ITG Australia
                                                                       L3, Rialto South Tower
                                                                       525 Collins Street
                                                                       Melbourne VIC 3000
                                                                       Australia

Neal S. Garonzik                                                       812 Park Avenue
                                                                       New York, New York 10021



William I. Jacobs           Managing Director and Chief                NewPower Holdings, Inc.
                                Financial Officer                      One Manhattanville Road
                                                                       Purchase, New York 10577

Robert L. King              Chairman and Chief Executive               Requisite Technology
                                Officer                                10955 Westmoor Drive, Suite 100
                                                                       West Minster, Colorado 80021

Mark A. Wolfson             Managing Partner                           Oak Hill Capital Management
                                                                       2775 Sand Hill Road
                                                                       Suite 220
                                                                       Menlo Park, CA 94025
